[SHEARMAN & STERLING LLP LETTERHEAD]





                                                                   June 29, 2006


By Fax (202-772-9369) Federal Express and EDGAR
-----------------------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549
Attention: John Cash


BE Aerospace, Inc.
Annual Report on Form 10-K for the
Fiscal Year Ended December 31, 2005 (File No. 0-18348)
------------------------------------------------------



Dear Mr. Cash:

On behalf of our client, BE Aerospace, Inc. (the "Company"), we hereby acknowledge receipt of the letter dated June 12, 2006 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-18348) (the "Form 10-K").

On behalf of the Company, we submit this letter in response to the Comment Letter dated June 12, 2006. For ease of reference, we have reproduced the text of the comment from the Staff contained in the Comment Letter, followed by the Company's response. For your convenience, we have also included the captions used in the Comment Letter.





                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 2



Results of Operations, page 29
------------------------------

1. In future periodic filings, if you identify multiple factors as impacting your results of operations, quantify the impact of each factor you identify, to the extent practicable.

The Company notes the Staff's Comment and will, in future filings, comply with the Staff's Comment, as applicable.

2. In future periodic filings please provide better insight into the underlying factors that drove the change in operating earnings for each of your segments. For example, if the gross margin or one of the operating expenses changed significantly at one or more of your segments, you should discuss the underlying reasons for that fact and quantify the impact if possible. In this regard, we note that the increase in your warranty expense accounted for almost half of the increase in your total selling, general and administrative expenses, but this increase is not analyzed and there is no indication of the segment(s) to which this increase relates.
     We remind you that one of the primary objectives of MD&A is to provide your readers with information about the quality and potential variability of your earnings and cash flows, so that your readers can ascertain the likelihood that past performance is indicative of future performance. We also remind you that you must disclose known material trends and uncertainties to provide your readers with a view of your company through the eyes of management. Refer to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

The Company notes the Staff's Comments and will, in future filings, comply with the Staff's Comments, as applicable.

3. We note your disclosures concerning the $51.9 million tax benefit in 2005. We note from your financial statements that this tax benefit was largely driven by the reversal of a significant portion of your valuation allowance on your domestic deferred tax assets during the year ended 2005. Please tell us the positive and negative available evidence that led you to conclude that a valuation allowance was no longer necessary to reduce these deferred tax assets to zero. Refer to paragraphs 21 through 24 of SFAS 109. Expand your MD&A analysis in future filings to address in more detail the reasons for the changes in your income tax expense/benefit.



                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 3



The following were the principal positive and negative evidence the Company considered before concluding that a valuation allowance was no longer necessary to reduce the Company's domestic deferred tax assets to zero:

o Industry conditions and trends. The Company believes that conditions in the commercial aircraft and business cabin interior products industry improved substantially from the low levels experienced following the events of September 11, 2001. Revenue passenger miles, a key airline measure, increased by 15% in 2004 compared to 2003 levels and revenue passenger miles were up a further 8% during 2005 compared to 2004. During the fourth quarter of 2005, industry experts were forecasting that revenue passenger miles would grow at a 7% cumulative average growth rate over the period from 2007 to 2010. The improvements in industry conditions were driven by the international long haul markets served by twin aisle aircraft, which are outfitted with expensive cabin interior products. This is important to the Company since the potential dollar value of a twin aisle, or wide-body, aircraft outfitted with all of the Company's products is five-to-eight times greater than that of a narrow-body aircraft.

    During the industry downturn, the Company invested heavily in new product development, which resulted in market share gains and backlog growth beginning in 2004. The Company's backlog doubled from $500 million at December 31, 2003 to over $1 billion at December 31, 2005, driven primarily by retrofit programs for international airlines. This substantial backlog was a positive indicator for the Company's expected future revenue growth.

o The Company's recent profitability trend and its forecasted future profitability, adjusted for non-operational, non-recurring events and reductions of long-term debt. The Company also considered the cyclicality of the industry when evaluating the reduction of its deferred tax asset valuation allowance. Following the events of September 11, 2001, the Company's revenues immediately fell by nearly 30%. The Company implemented a consolidation program which involved reducing its principal facilities and workforce by approximately 30%. This effort also involved moving 12 production lines and starting up new production in other company-owned facilities. The Company completed that program in late 2003 and achieved profitable operations (before debt extinguishment costs) in the fourth quarter of 2004.

    During 2005, the global airline industry had begun to recover from a multi-year period of large losses, particularly in the United States. Through December 31, 2005, the U.S.



                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 4



    airlines had been conserving cash, in part by deferring cabin interior refurbishment programs and by deferring aircraft purchases. The Company's quarterly earnings began to grow in 2005 and its earnings before income taxes in both the third and fourth quarters of 2005 were more than double its first quarter earnings before income taxes of $4.8 million.

    The Company issued approximately $425 million of common stock in two offerings in October 2004 and December 2005 and used the net proceeds, together with cash on hand, to reduce its long-term debt by approximately $450 million ($250 million was redeemed in January 2006 from the net proceeds of the December 2005 offering of common stock). These transactions reduced the Company's annual interest expense by approximately $45 million per year. This fundamental change in the Company's capital structure substantially improved its profitability. In addition, non-recurring items which gave rise to the losses which created the future deductible amounts (such as litigation settlements) provided evidence that the recent losses were an aberration rather than a continuing condition.

    The Company's evaluation of the historical profitability of its operations was determined on a pro forma basis exclusive of such non-recurring items. After adjusting for non-recurring items and the recent equity offerings and debt repayments (discussed above), the Company's U.S. operations operated on a profitable basis over the three-year period ending December 31, 2005. Management had expected to achieve three years of cumulative profitability in 2005 or 2006, however, the Company achieved three years of cumulative profitability by the fourth quarter of 2005. Improving industry conditions, strong financial performance and the positive impact of the reduction in long-term debt accelerated the achievement of this milestone.

    The Company notes that its U.K. operations did not recover as quickly as did its U.S. operations and these operations had not achieved profitable operating results over the three-year period ended December 31, 2005. This negative evidence precluded the Company from reversing its U.K. valuation allowance in 2005.

o Reversal of temporary timing differences during the domestic net operating loss carry-forward period. Temporary differences from the Company's U.S. operations at December 31, 2005 are expected to give rise to approximately $*** over the next several years, providing another data point of positive evidence regarding the realization of the Company's deferred tax asset.


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 5



As a result of the three factors discussed above, the Company concluded that the valuation allowance was no longer necessary to reduce its U.S. deferred tax assets to zero.

The Company will, in future filings, expand the analysis in the Company's "Management Discussion and Analysis of Results of Operations and Financial Condition" section to provide more information relating to the reasons for the changes in the Company's income tax expense/benefit.

Liquidity and Capital Resources, page 33
----------------------------------------

4. Your current discussion of cash flows (used in) provided by operating activities merely repeats the information seen on your balance sheets and statements of cash flows. In future periodic filings, revise your disclosures to discuss the underlying reasons for any significant changes in the line items in your operating cash flows, such as accounts receivable and other assets. Refer to SEC Release 33-8350.

The Company notes the Staff's Comment and will, in future filings, comply with the Staff's Comment, as applicable.

Item 9A.  Controls and Procedures, page 38
------------------------------------------

5. We note that your "principal executive officer and principal financial officer. . .have concluded that. . , [your] disclosure controls and procedures were adequate and effective to ensure that material information relating to [your] company and [your] consolidated subsidiaries would be made known to them by others within those entities." Please confirm to us, if true, that your officers have concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by you in reports that you file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decision regarding required disclosure. Refer to Exchange Act Rules 13a-15(e) and 15d-15(e).


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 6



The Company notes the Staff's comment and will, in future filings, conform its certifications to be consistent with the above comment.

The Company hereby confirms that its officers have concluded that the Company's disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission and the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act are accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, to allow timely decisions regarding required disclosure.

Consolidated Statements of Operations and Comprehensive Income, page F-4
------------------------------------------------------------------------

6. Please tell us what consideration you gave to separately disclosing net sales and cost of sales for products and services. In this regard, we note from the description of your products and services beginning on page 10 that you offer commercial aircraft engineering, design and conversion services, business jet design and program management services, and inventory management services. Refer to Article 5-03(b)(1) and (2) of Regulation S-X.

The Company's aggregate 2005 revenues from services and related costs of services were approximately 2% of total revenues and costs of sales during 2005. As a result, the Company does not believe it would be meaningful to investors to present the Company's revenues from services or costs of services as separate line items on its statement of operations and comprehensive income (loss). Therefore, in accordance with Articles 5-03(b)(1) and (2) of Regulation S-X of the Exchange Act (which provides that if income is derived from more than one of the sub-captions described, each class which is not more than 10% of the items may be combined with another class with related costs and expenses combined in the same manner), the Company has combined its revenues from services with its net sales from tangible products and, in the same manner, has combined its costs of services with cost of sales of tangible products in the line items presented.


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 7



Note 1 - Summary of Significant Accounting Policies - Revenue Recognition, page F-7
-------------------------------------------------------------------------------

7. We read that historically you have recognized revenues and costs under certain long-term contracts under the percentage-of-completion method. Please tell us whether you had any such contracts during the periods presented in your financial statements. If so, we have the following comments:

     o Please tell us, and disclose in future filings, your method for measuring the extent of progress towards completion (e.g. cost-to-cost). Refer to paragraph 45 of SOP 81-1.

     o Please tell us, and disclose in future filings, your accounting policy for change orders and claims. In this regard, we note your disclosures on page 13 concerning change orders and related non-recurring engineering charges. Refer to paragraphs 61-63 and 65-67 of SOP 81-1.

     o Please tell us what consideration you gave to providing the disclosures indicated by Article 5-02(3)(c) and 5-02(6)(d) of Regulation S-X, including presenting costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on your balance sheet.

        If you did not have any long-term contracts during the periods presented in your financial statements, please revise future filings to clarify this matter.

The Company notes the Staff's Comments in regard to revenues and costs for certain long-term contracts under the percentage-of-completion method and will disclose the requested additional policy information requested in future filings.

The Company uses the cost-to-cost method to measure the extent of progress towards completion. Contract revenues and costs are adjusted to reflect change orders which have been approved by the customer. Total estimated revenues and costs are revised when a change order has been approved by the customer. Contract claims in the Company's industry are infrequent and are included in revenues if such claims are probable and estimable. Costs attributable to contract performance, including costs related to claims, are treated as costs of contract performance in the period incurred.


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 8



In considering the extent of disclosures indicated by Article 5-02(3)(c) and 5-02(6)(d) of Regulation S-X of the Exchange Act, the Company relied upon the guidance set forth in Article 4-02 of the Exchange Act to determine whether separate presentation in its balance sheet or the notes thereto was appropriate.
***

Note 12 - Segment Reporting, page F-19
--------------------------------------

   8. We read that you have three reportable segments: Commercial Aircraft, Distribution and Business Jet. Based on the description of your products and services beginning on page 10 and your MD&A overview on page 27, it appears that you may have several operating segments. To help us better understand your current segment presentation, please provide us with a detailed explanation of how you determined your operating segments under SFAS 131, a listing of those operating segments, and for any operating segments that you have aggregated, an explanation of how you determined such aggregation was appropriate under SFAS 131 and EITF 04-10, including demonstration of similar long-term average gross margins over the past five years.

Determination of Operating Segments under SFAS 131 and Listing of Operating Segments
---------------------------------------------------------------------------

Consistent with the Company's discussions with the Staff in 2001, the Company aggregates its operating segments into three reportable segments in accordance with SFAS 131 "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") and EITF 04-10 "Determining Whether to Aggregate Operating Segments that do Not Meet the Quantitative Thresholds". These reportable segments consist of the Company's Commercial Aircraft segment ("CAS"), Distribution segment and Business Jet segment.

The Company's Business Jet segment consists of four product lines, none of which individually exceeds 10% of consolidated revenues, net earnings or total assets.

The Company's CAS segment is comprised of three operating segments. These operating segments include (a) Seating Products, (b) Interior Systems, and (c) Engineering Services, Structures and Components. The services portion of the Engineering Services, Structures and Components operating segment provides engineering, design, installation and certification services for the Company's commercial aircraft passenger interiors. The Company provides a broad range of interior reconfiguration services which allow airlines to change the size of certain classes of service, modify or upgrade the seating, install telecommunications and entertainment equipment, relocate galleys, lavatories and overhead bins and install crew rest compartments.


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 9



The services portion of the Company's Engineering Services, Structures and Component operating segment generated less than 2% of consolidated revenues over the past three fiscal years.

The Company's chief operational decision making group reviews the financial performance of the Company's reportable segments. This group is comprised of three individuals - the Chief Executive Officer, the President and the Chief Operating Officer and the Senior Vice President of Administration and Chief Financial Officer. Each of the Company's reportable segments has a separate management team headed by a Vice President and General Manager who has sole responsibility for the performance of the reportable segment. Incentive compensation for each of these management teams is based on reportable segment performance metrics. These management teams make requests for funding for capital expenditures and acquisitions to the chief operational decision-making group.

These three reportable segments are the basis upon which management of the Company communicates with the board of directors of the Company and are the basis by which the Company reports results to, and communicates with, its stockholders, the financial press and the financial analysts that follow the Company and are the basis by which the Company reports results in its periodic filings with the Commission and in press releases.

Aggregation of CAS Operating Segments
-------------------------------------

Consistent with the Company's discussions with the Staff in 2001, the Company aggregates the CAS operating segments into the CAS reportable segment in accordance with SFAS 131, considering historical gross margin information as well as sales growth trends. The primary operational activity of the Company's Seating Products operating segment (which represented 51% of CAS revenues for 2005) is the manufacturing of seats for its commercial airline customers. The primary operational activity of the Company's Interior Systems operating segment (which represented 30% of the CAS revenues for 2005) is the manufacturing of food and beverage preparation and storage equipment for its commercial airline customers. The primary operational activity of the Company's Engineering Services, Structures and Components operating segment (which represented 19% of the CAS revenues for 2005) is engineering services and manufacturing component parts and structural products (such as crew compartments) for its commercial airline customers (this operating segment also includes two other product lines which together generated less than 5% of the Company's consolidated gross profit over the past three years).


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 10



The Company believes that each operating segment within CAS exhibits similar economic characteristics. This belief is based on the similarity of sales trends within CAS and the average gross margins earned in each of these operating segments over the five-year period ended December 31, 2005 (on an actual and on an adjusted basis adjusting for unusual costs or expenses related to the rapid deterioration in industry conditions following the events of September 11,
2001). The Company notes that gross margins for its CAS operating segments have a high correlation with estimated market shares for each underlying product line as those product lines with the highest market shares will have the highest gross margins and vice versa. While the gross margins in the Interior Systems operating segment are higher than the Company's other CAS operating segments, revenue growth rates and resulting absorption of fixed overhead costs and the resulting operating leverage in the Interior Systems operating segment are also smaller as the potential for market share gains is much smaller.


The tables set forth below present the Company's historical gross margins on an actual and on an adjusted basis (adjusting for unusual costs or expenses related to the rapid deterioration in industry conditions following the events of September 11, 2001) for its CAS operating segments, the Company's estimated market shares in its CAS operating segments and the Company's historical sales growth for its CAS operating segments for the five-year period ended December 31, 2005.

Gross margins at the Company's Interior Systems operating segment are historically higher than that of its Seating Products and Engineering Services, Structures and Components operating segments primarily due to differences in their market shares. The Company believes gross margins in its Seating Products and Engineering Services, Structures and Components operating segments are comparable when considered together with market shares. This market share growth is evident when considering that during 2004-2006 (to date), the Company has been awarded premium class seating retrofit program awards from major international airlines including, among others, ***. Essentially all of the programs described above are to retrofit existing wide-body aircraft with premium class seating products. This retrofit activity came to a nearly complete halt after the events of September 11, 2001. The resumption of this retrofit activity is occurring at the same time as the airline industry is beginning to take delivery of new aircraft and, as a result, amplifies the revenue growth rate in the seating business. As noted below, seating products may be retrofitted every 5-10 years whereas interior systems products may be retrofit once or twice over the life of an aircraft, which ranges from 25-40 years.


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 11



Immediately after the events of September 11, 2001, the U.S. airlines began to conserve cash and stopped spending on cabin interior products. The U.S. airlines also began the process of parking older aircraft until demand improved to justify their ongoing use. During this time, the U.S. airlines had not maintained the cabin interiors of their narrow body fleets. This not only reduced demand for retrofit programs, but it also substantially reduced demand for spare parts. The steady improvement in the gross margins in the Seating Products operating segment during the 2003-2005 period reflects the impact of its post-September 11, 2001 consolidation program, which involved combining three seating facilities into one facility, the implementation of a focused effort on design for manufacturability (which has allowed for more efficient manufacturing of seating products) and the ongoing impact of lean manufacturing and continuous improvement programs. If the U.S. airlines continued to maintain their fleets of narrow body aircraft during the 2001-2005 period the Company believes that the gross margins at the Seating Products operating segment would have been substantially stronger ***.

In early 2006, the Company received its first contract to convert a number of China Southern's A300-600 passenger aircraft to freight aircraft. The A300-600 airframe is just now reaching the appropriate age (based on expected returns as a freight aircraft compared to continued use as a passenger aircraft after taking into consideration current market values of such airframes, among other factors) to begin the passenger to freighter conversion process. The Company views the potential market for the A300-600 passenger to freighter conversions at up to $120 million per year and expects to begin to grow its market shares in this potentially large market. Boeing and Airbus forecast the demand for freight aircraft over 2005-2025 period at approximately 3,000 aircraft, of which nearly three-fourths will be fulfilled by passenger to freighter conversions. Demand for passenger to freighter conversions of aircraft types for which the Company has the capability of converting has been very low over the past five years. *** As the table below illustrates, the Company has experienced healthy gross margins in each of its CAS operating segments and the aggregation of the operating segments does not mask negative margins or adverse trends.

As a result, the Company believes its revenue growth rates and gross margins for its Seating Products, Interior Systems and Engineering Services, Structures and Components operating segments have similar economic characteristics.




                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 12


CAS Reportable Segment                                                                            Estimated
                                                 Historical Gross Margins (actual)                  Market
                                        2001      2002      2003      2004      2005     Average    Shares
                                      ----------------------------------------------------------------------
Seating Products                         ***       ***       ***       ***       ***         ***      ***
Interior Systems                         ***       ***       ***       ***       ***         ***      ***
Engineering services, structures
  and components                         ***       ***       ***       ***       ***         ***      ***


                                               Historical Gross Margins (as adjusted)
                                        2001      2002      2003      2004      2005     Average
                                      ------------------------------------------------------------
Seating Products                         ***       ***       ***       ***       ***         ***
Interior Systems                         ***       ***       ***       ***       ***         ***
Engineering services, structures
  and components                         ***       ***       ***       ***       ***         ***


                                                      Historical Sales Growth
                                        2001      2002      2003      2004      2005     Average
                                      ------------------------------------------------------------
Seating Products                         (22)%     (30)%     22%       11%       12%         (1)%
Interior Systems                           7%      (12)%      1%        8%       11%          3%
Engineering services, structures
  and components                          19%      (26)%     (9)%       4%       (3)%        (3)%


Paragraph 17 of SFAS 131 states that the business lines must be similar in each of the following aggregation criteria:

        a.  The nature of products and services,
        b.  The nature of the production process,
        c.  The type or class of customer for their products and services.
        d. The methods used to distribute their products or provide their services.
        e.  If applicable, the nature of the regulatory environment.

Similarity of the Products and Services. The Company's CAS products are used in the cabin interiors of commercial aircraft. CAS' product offering includes a full array of seating, galley equipment, oxygen delivery, engineering services, and aircraft interior reconfiguration products. The Company's management believes its strategy of offering commercial airline customers an integrated approach to designing and manufacturing commercial aircraft cabin interior products has played a key role in achieving synergies within CAS and allowing the Company to serve virtually all major airlines. *** Additionally, the Company often provides engineering services to relocate galley structures and wiring to facilitate the installation of new ***. As the operating margins across these operating segments are interdependent the Company does not believe these operating segments should be disaggregated or evaluated independently. Based upon the foregoing, management believes CAS products and services are similar.


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 13



Similarity of the Production Process. The production processes for CAS products is similar. The majority of the Company's CAS products are comprised of machined or fabricated parts that are manufactured-to-order by third-party vendors or internal component manufacturing operations. The majority of the Company's manufacturing facilities source aluminum, foam, composite and other common materials from several producers under various supply arrangements. These materials are readily available. CAS manufacturing facilities generally use just-in-time and lean manufacturing techniques to produce and distribute its aircraft interior products. These techniques include maintaining constant communication between personnel at CAS plants and personnel at the airframe manufactures and/or airlines to keep production current with the customer demand. The Company strives to keep CAS inventories at minimum quantities by implementing lean inventory techniques in each of its plants. The Company uses the same lean manufacturing team to train personnel at all CAS manufacturing facilities. Common quality standards are in place in each of the Company's manufacturing facilities as well. As a result, management believes CAS production processes are similar.

Similarity in the Type or Class of Customers and in the Methods Used to Distribute Products and Provide Services. Commercial airlines, leasing and aftermarket customers are the principal customers of the Company's CAS reportable segment. *** CAS sales personnel are customer-focused rather than product- or operating segment-focused. CAS sales personnel are dedicated to identifying each airline's complete cabin interior requirements and provide a seamless integrated approach toward aircraft cabin interior product design and manufacturing. This includes products from Interior Systems, Seating Products and Engineering services, Structures and Components. CAS also provides common customer support for all CAS products using a dedicated team of professionals located around the world. The CAS sales organization structure is also driven by the purchasing methodologies of a majority of the Company's customers. Consequently, because CAS shares a common customer base, the methods used to physically distribute its finished products is similar.

Similar Regulatory Environment. Each of the CAS products is subject to government regulation. The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components in the United States. Comparable agencies regulate such matters in other countries. Consequently, the regulatory environment pertaining to each of the Company's business lines is similar.

As a result of the substantial economic and business similarities described above, the Company believes it is appropriate to aggregate its CAS operating segments into its CAS reportable segment in accordance with SFAS 131.


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 14



Schedule II - Valuation and Qualifying Accounts, page F-23
----------------------------------------------------------

   9. In future filings please include your tax valuation allowance on this schedule. Refer to Article 5-04 and Article 12-09 of Regulation S-X.

The Company notes the Staff's Comment and will undertake in future filings to include the Company's tax valuation allowance on the Company's Schedule II - Valuation and Qualifying Accounts.


                                      * * *


                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

Securities and Exchange Commission
Division of Corporation Finance
John Cash
June 29, 2006
Page 15



Thank you for your assistance in reviewing this response to the Staff's Comment Letter. Please direct all questions or comments regarding this letter to me at 212-848-8414.


Very truly yours,

/s/ Lona Nallengara

Lona Nallengara



cc:   Mindy Hooker - Securities and Exchange Commission
      Jennifer Thompson - Securities and Exchange Commission
      Thomas P. McCaffrey - BE Aerospace, Inc.
      Gregory J. Palme - Deloitte & Touche LLP
      Rohan S. Weerasinghe - Shearman & Sterling LLP




                 CONFIDENTIAL TREATMENT OF CERTAIN PORTIONS OF
                  THIS RESPONSE LETTER MARKED BY "*" HAS BEEN
              REQUESTED BY BE AEROSPACE, INC. PURSUANT TO RULE 83

                       [LETTERHEAD OF BE AEROSPACE, INC.]





June 28, 2006

By Fax and Federal Express
--------------------------

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549
Attention:   John Cash, Branch Chief

                               BE Aerospace, Inc.
                       Annual Report on Form 10-K for the
             Fiscal Year Ended December 31, 2005 (File No. 0-18348)
             ------------------------------------------------------

Dear Mr. Cash:

             Reference is made to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 0-18348) (the "Form 10-K") of BE Aerospace, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") and to the letter, dated June 12, 2006, from the staff (the "Staff") of the Commission regarding the Form 10-K.

             The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that the Staff comments, or any changes made to the Company's disclosure in response to the Staff comments, do not foreclose the Commission from taking any action with respect to its filings and the Company acknowledges that it may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               Very truly yours,

                               BE AEROSPACE, INC.


                               By /s/ Thomas P. McCaffrey
                                  --------------------------------
                                  Name:  Thomas P. McCaffrey
                                  Title: Senior Vice President of Administration
                                         and Chief Financial Officer